UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

NuCana plc announces plan to implement ADS ratio change

On July 11, 2025, NuCana plc (the “Company”) announced its plan to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five thousand (5,000) ordinary shares.

For the Company’s ADS holders, the change in the ADS ratio has the same effect as a one-for-two hundred reverse ADS split and will have no impact on an ADS holder’s proportional equity interest in the Company.

The effect of the ratio change on the ADS trading price on the Nasdaq Capital Market is expected to take place at the opening of trading on August 8, 2025 (U.S. Eastern Time).

Further information is set out in the press release attached hereto as Exhibit 99.1 and which is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended (File No. 333-281576), Registration Statement on Form S-8 (File No. 333-223476) and Registration Statement on Form S-8 (File No. 333-248135).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company and/or its affiliates. These forward-looking statements may include, but are not limited to, statements regarding the trading price of the Company’s ADSs. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, the impact of the ongoing, global political and economic conflicts on the Company’s business and the global economy, and general market conditions. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s U.S. Securities and Exchange Commission (“SEC”) filings and reports (Commission File No. 001-38215), including the Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2025 and the “Supplemental Risk Factors” filed with our Form 6-Ks from time to time. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibits

Exhibit	Description

99.1	Press Release dated July 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Interim Chief Financial Officer

Date: July 11, 2025